Exhibit A

CERAGON NETWORKS LTD.

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 20, 2020

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Monday, July 20, 2020 at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.	To approve a cash bonus plan to our Chief Executive Officer for 2020;

2.	To approve an amendment to the Company's Executives & Directors Compensation Policy; and

3.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders.

At the Meeting, you will also have an opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Monday, June 22, 2020, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received at the offices of the Company no later than twenty four (24) hours prior to the Meeting (i.e., 5:00 p.m. (Israel time) on July 19, 2020).  Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on Form 6-K as promptly as practicable.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the holders of such share(s).

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI Director, President and Chief Executive Officer

June 15, 2020

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company's 2020 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Monday, July 20, 2020, at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To approve a cash bonus plan to our Chief Executive Officer for 2020;

2.	To approve an amendment to the Company’s Executives & Directors Compensation Policy; and

3.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019.   This item will not involve a vote of the shareholders.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, June 22, 2020, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters, which may properly come before the Meeting and any and all adjournments or postponements thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received at the offices of the Company not less than twenty-four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company, chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, we will pay the related costs. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to, and obtaining authority to execute proxies from, beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on Form 6-K.

QUORUM

Two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to Monday, July 27, 2020, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of June 11, 2020, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The “Number of Ordinary Shares Beneficially Owned” in the table below includes Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of June 11, 2020. The Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Zohar Zisapel (2)	10,593,885	13.06%
Joseph D. Samberg (3)	8,100,065	9.98%

Ira Palti (4)	1,056,254	1.30%
All Office Holders, including directors, as a group (consists of 20 persons)	12,396,393	15.28%

(1) (2)
Based on 81,134,454 Ordinary Shares issued and outstanding as of June 10, 2020.

Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include (i) 5,494,015 ordinary shares held by Mr. Zohar Zisapel, (ii) 2,231,153 ordinary shares held by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iii) 2,500,000 ordinary shares held by Michael & Klil Holdings (93) Ltd. an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 18,717 ordinary shares held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director, and (v) 350,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $4.67, expiring between the years 2020 and 2026. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(3)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

(4)	Ira Palti’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Mr. Palti is a Director and our President and CEO.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2019, which was filed on Form 20-F with the SEC on March 31, 2020 (File No. 0-30862).

[1]
The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

ITEM 1

APPROVAL OF A CASH BONUS PLAN TO OUR CHIEF EXECUTIVE OFFICER FOR 2020

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such Company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, as further detailed below), in that order.

Under his existing employment agreement, our CEO, Mr. Ira Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $ 312,953) based on the NIS-US$ exchange rate as published by the Bank of Israel at the end of business on June 11, 2020), plus customary benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Palti is entitled to a performance-based annual cash bonus and to an annual equity grant.

We now seek our shareholders' approval for a cash bonus plan to our CEO for 2020. This Meeting does not include an equity grant.

General

2020 Cash Bonus Plan

Consistent with the Company’s compensation policy, originally approved by our shareholders on September 12, 2013 and last updated and approved by our shareholders on June 12, 2018 (the “Compensation Policy”), and the Amended Policy (as defined in Item 2 below), and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy, the Amended Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2020 for Mr. Ira Palti, including the following related objectives, their weights and terms:

The target annual bonus for 2020, which is the annual cash amount that Mr. Palti will be entitled to receive upon achievement of 100% of his objectives (see below), will be equal to ten (10) monthly base salaries (approximately $261,000, based on the NIS-US$ exchange rate as published by the Bank of Israel at the end of business on June 10, 2020) (“On Target Bonus”), similarly to the target annual bonus that was approved by the Company’s shareholders for Mr. Palti with respect to the previous year. Based on the principles of the 2019 cash bonus plan, as was approved by our shareholders, Mr. Palti did not receive  any annual cash bonus with respect to 2019. Our Compensation Committee and Board of Directors approved that the On Target Bonus is compliant with the Compensation Policy and the Amended Policy.

The personal objectives for the annual cash bonus of Mr. Palti for 2020, and their weights, are as follows:

(A)
Two financial measurable targets: (i) non-GAAP net income, weighing 70% of the On Target Bonus; and (ii) cash flow criteria, weighing 10% of the On Target Bonus. These two targets were determined based on the Company’s 2020 annual business targets (each, a “Measurable Target”). Following the end of the calendar year, the actual achievements of the Company for 2020 shall be measured against each of the Measurable Targets, and the score results for each of the Measurable Targets (each, a  “CEO Measurable Achievement”), shall entitle our CEO to a bonus payment comprised as follows: (a) achievement of 150% of the first Measurable Target set in (i) above shall entitle our CEO to 100% payment for such Measurable Target’s respective weight of the On Target Bonus; (b) achievement of the cash flow criteria comprising the second Measurable Target set in (ii) above, shall entitle our CEO to 100% payment for such Measurable Target’s respective weight of the On Target Bonus; and (c) achievement below each CEO Measurable Achievement will decrease the cash bonus for each such Measurable Target, and achievement above each CEO Measurable Achievement will increase the cash bonus for each such Measurable Target on an accelerated basis, subject to the  minimum threshold and to the Maximum Payment Cap (see below); and

(B)	A non-measurable target comprised of personal performance criteria, pre-determined by our Compensation Committee and Board of Directors, which shall be assigned a 20% weight.

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Measurable Targets, so that below a certain level of CEO Measurable Achievement, payment will not be made with respect to such Measurable Target, as well as a general plan threshold which is based on the achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to our CEO with respect to 2020.

Further, our Compensation Committee and Board of Director have resolved that the maximum annual bonus payment to our CEO for 2020 will be capped at 200% of his annual base salary (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy and the Amended Policy. Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholder approval of the above annual cash bonus, related objectives, weights  and terms thereof for Mr. Palti, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company’s audited financial statements for the 2020 fiscal year, and without the need for further shareholder approval, the actual bonus to be paid, if any, to Mr. Palti, with respect to calendar year 2020.

Our Compensation Committee and Board of Directors believe that the grant of annual cash bonus payment to our CEO is in the Company’s best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy and Amended Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the Companies Law and under our Compensation Policy and Amended Policy, including data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the estimation of Mr. Palti’s expected contribution and the importance of Mr. Palti to the future growth and profitability of the Company.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy is required for the approval of our CEO’s 2020 cash bonus plan; provided that, the majority of the Shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of Shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company, and a person is deemed to have a “personal interest” if he/she or any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a “personal interest” if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares. The term "immediate family" means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the special majority vote required for the approval of this proposal.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the cash bonus plan to our CEO, for the year 2020, upon the terms described in this Item 1.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

As Mr. Ira Palti has a personal interest in the above proposal, he refrained from making a recommendation with respect thereto.

ITEM 2

APPROVAL OF AN AMENDMENT TO THE COMPANY'S  EXECUTIVES & DIRECTORS
COMPENSATION POLICY

Background

On September 12, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved the adoption of a Compensation Policy, which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and an undertaking to indemnify or indemnification.

Under the Companies Law, our Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and propose amendments to the extent it finds that the Compensation Policy is inadequate or should otherwise be amended. In addition, the Compensation Policy must be reapproved by the Compensation Committee, Board of Directors and shareholders of the company at least every three years. Our Compensation Policy was last approved by our shareholders in June 2018.

General

Insurance Framework

In recent years, trends in the D&O insurance market include extremely high coverages purchased and premiums paid with respect to such insurance, as a result of several factors, including, a significant increase in the number of class-action claims, higher settlement amounts and related legal expenses, and a trend to file class-action claims also against mid to small size companies. The effects of the COVID-19 pandemic on the global economy and markets have significantly contributed towards a general atmosphere of uncertainty, which also influences the D&O insurance market and further enhances the trend of increase in coverages purchased and premiums paid with respect to such insurance. These occurrences have caused a dramatic increase in insurance premiums, impacted the insurance terms and coverages available, and are still in the process of shaping the D&O insurance market. Those trends are generally applicable to Israeli and other companies that are listed on Nasdaq, including the Company, as we have been served with such class-action claim.

Consequent to such increase in premiums paid for D&O insurance policies, the cap for D&O insurance premium as set in our  Compensation Policy, is no longer aligned with currently prevailing market terms. In order to reflect such market terms, we propose to amend the insurance framework available under our Compensation Policy; pursuant to such amendment, the cap on the annual premium which may be paid for our D&O insurance policy(ies) shall be increased to US$2,000,000, plus additional annual premium of up to US$300,000 for claims associated with M&A transactions.

Our Compensation Committee and Board of Directors have approved this amendment to our Compensation Policy and deem it required in order to allow the Company more flexibility in providing its Office Holders, to the extent permitted by applicable law, with adequate coverage under D&O insurance policies, which include premiums that are in line with current market practice for comparable companies. The Compensation Committee and Board of Directors further believe that the acquisition of an appropriate D&O insurance policy is in the best interests of the Company and its shareholders, considering the fact, among others, that the Company would like to preserve its ability to recruit, nominate or maintain highly skilled and experienced Office Holders. In their review and approval of the proposed amendment to the Compensation Policy, our Compensation Committee and Board took into account, among others, the considerations, principles and provisions set forth in the Companies Law.

The proposed amendment to the Compensation Policy, for which we now seek shareholder approval, is marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the “Amended Policy”); Other than the foregoing change in the insurance framework, all other terms of the Compensation Policy remain unchanged.

If the Amended Policy is adopted pursuant to the Companies Law, then the date of such amendment shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years from the date of the Meeting.

If the Amended Policy is not adopted pursuant to the Companies Law, then the current Compensation Policy shall continue to be in full force and effect until June 11, 2021, which is three years from the date it was last approved by our shareholders.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy, is required for the approval of the Amended Policy; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Please see Item 1 above for the definitions of the terms “controlling shareholders” and “personal interest”.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the special majority vote required for the approval of this proposal.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Policy, in the form attached as Exhibit A to this Proxy Statement for the 2020 Annual General Meeting of Shareholders, be, and it hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

As all Board members have personal interest in the proposed resolution, they are all allowed to recommend with respect thereto.

ITEM 3

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2020, and until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its remuneration requires the approval of our Financial Audit Committee.   The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2020, and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

The following table presents the aggregate amounts of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2019:

Services Rendered	Fees
Audit Fees (1)	$763,000
Audit related fees(2)	$450,000
Tax Fees (3)	$115,000
Other Services (4)	$22,000
Total	$1,350,000

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees principally relates to assistance with audit services and consultation.
(3)	Tax fees relate to tax compliance, planning and advice.
(4)	Other consulting services.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2020, and until immediately following the next annual general meeting of shareholders.”

The Board of Directors recommends a vote "FOR" approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2019 (filed with the SEC on March 31, 2020), may be viewed on our website – https://www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management”, none of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI Director, President and Chief Executive Officer

June 15, 2020

Exhibit A
Executives & Directors Compensation Policy

I.	Overview

1.	Definitions
Company	-	CERGAON NETWORKS LTD.
Law	-	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Compensation Committee	-	A committee satisfying the requirements of applicable law.
Office Holder	-
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other excutive directly subordinate to the CEO, all as defined in section 1 of the Law.

Executive	-	Office Holder, exculding a director.
Terms of Office and Employment	-
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	-	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	-	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	-	The Total Cash Compensation and Equity Value.

2.	Global Strategy Guidelines

2.1.
Our Company is a global backhaul wireless company operating in a competitive global market.  Our solutions are deployed by more than 460 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its people through all levels. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain a leadership team comprised of high quality and experienced Executives and directors.

2.4.
Therefore, we believe in creating a comprehensive compensation policy for our Office Holders (the "Policy") which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results aligned with our business strategy, in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

2.5.
The Policy is designed to offer our Executives a compensation package that is competitive with other peer group companies. Moreover, the Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.8.	The Policy is guided by the applicable principles set forth in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data upon which the approvals are based shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the cost of salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, sign-on bonus relocation expenses, leave of absence, special bonus, etc.

3.
Our philosophy is that our Executives’ compensation mix shall be comprised of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance-based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

5.	Fixed compensation

Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.3.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 66 % of such Executive's Total Compensation.

Benefits

5.4.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

5.4.1.	Pension plan/ Executive insurance as customary in each territory.

5.4.2.
Benefits which may be offered as part of the general employee benefits package, such as in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance), communication & media, Israeli education fund, etc. in accordance with the local practice of the Company.

5.4.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

5.4.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 28 days annualy), subject to the minimum vacation days requirements per country of employment as well as the local national holidays.

5.4.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 15% of such Executive's annual base salary (excluding with respect to relocation).

6.	Variable Components

6.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

6.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration periodical and a long term perspective.

6.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

6.4.	Variable Cash Incentive Plan

6.4.1.
The cash incentive compensation are cash payments to the Executives that vary based on the Company and department’s performance and on the Executives individual performance and contribution to the Company.

6.4.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a Cash Incentive Plan which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

6.4.3.
The Compensation committee and Board of Directors may include in the On Target Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s On Target Cash Plan payments with actual achievements.

6.4.4.	The annual On Target Cash Plan of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 100% for each Executive.

6.4.5.
The annual Cash Plan actual payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 250% of such Executive's On Target Cash Plan.

6.4.6.	At least 80% of the targets shall be measurable. Such targets may include, among others, one or more of the following as may be relevant, with respect to the Executive:

•	Company/ Region Net Profit

•	Company/ Region Net Income

•	Company/ Region Revenues

•	Company/ Region Operating Income

•	Pre-tax profits above previous fiscal year

•	Company/ Region Bookings

•	Collection

•	Customer satisfaction ("CSAT")

•	Cash flow

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

6.4.6.1.
The targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual role, and the Company’s and department’s long term and short term targets. The measurable targets shall include one or more financial targets on a Company and/or region level weighing together, at least 50% of the On Target Cash Plan. (The Compensation committee and Board of Directors may, under special circumstances, determine that the financial targets with respect to a certain executive shall be derived, to the extent it is financially measurable, from a specific material transaction or activity.)

6.4.6.2.	With respect to an Executive managing a department / region - at least 20% of the On Target Cash Plan shall be measurable target based on a department / region level.

6.4.7.
Up to 20% of the targets shall be based on non-measurable criteria; provided that with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, and the evaluation of the Executive by the CEO/Board of Directors, as relevant.

6.4.8.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

6.4.9.	The Board of Directors shall annually determine a threshold(s) with respect to the Company’s targets under which no On Target Cash Plan payments shall be distributed.

6.4.10.	Adjustment to the Company and/or department targets may be made, when applicable, following major acquisitions, divestures, organizational changes or material changes in the business environment.

6.5.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a " Corporate Transaction" of our Company (as defined in the Company's most recent equity plan, currently the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan), with a cash payment of up to 200% of such Executive's annual base salary.

Equity Based Compensation

6.6.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law. The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

6.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

6.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution from equity awards.

6.9.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

6.10.	The total yearly Equity Value granted shall not exceed with respect to the CEO - 550% of his annual base salary and with respect to all other Executives 350% of such Executive's annual base salary.

6.11.
In an event of "Corporate Transaction", unvested Equity Based Components may, at the discretion of the Compensation Committee and the Board of directors, be accelerated, under a double trigger mechanism, as provided in the Company's equity plan. Company's policy is not to re-price the exercise price of any outstanding security granted to its Executives without prior approval of its shareholders.

7.	Separation Package

7.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

7.2.
As a guideline, the notice period for the termination of an Executive shall not exceed 6 months or payment in lieu of such notice. In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period or the payment in lieu such notice by up to additional 12 months, provided, however, that the maximum Separation Package of each Executive shall not exceed 18 monthly salaries of such Executive (excluding vesting of unvested equity pursuant to a double trigger acceleration mechanism, if applicable).

8.	Others

8.1.
Non-Material Changes - the Company's CEO shall be entitled to determine that non-material changes (i.e. changes not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all Executives reporting, directly, or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

8.2.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

8.3.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

9.	Clawback Policy

9.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

9.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Law regarding compensation and expense reimbursement of external directors.

1.2.
The Company’s non-executive directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000.

2.2.	The Chairman of any Committee of the Board of Directors may be entitled to receive annual equity based compensation of up to 1.5 times the annual equity based compensation of the other directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive an annual equity based compensation of to up to 3 the annual equity based compensation of the other directors.

3.	External Directors' Compensation:

3.1.
The compensation of our external directors shall be determined and capped in accordance with the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage shall be up to US$45 million, and the annual premium shall be up to US$ ~~400,000~~ 2,000,000, plus additional annual premium of up to US$ ~~180,000~~ 300,000 for claims associated with M&A transactions. Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premiums paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 20, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ira Palti and Ran Vered, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorize/s them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 5:00 p.m., on Monday, July 20, 2020, at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

JULY 20, 2020

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 to 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To approve a cash bonus plan to our Chief Executive Officer for 2020.	☐	☐	☐
	YES	NO
      Are you a "Controlling Shareholder” or do you have a "Personal Interest" in Item 1?

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a "Controlling Shareholder" if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.

      Under the Companies Law, a person is deemed to have a personal interest if he/she or any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal. Such company is a company in which such person or a member of such person's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of "Personal Interest", please see the explanation under Item 1 of the Proxy Statement.
	☐	☐

2

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 1.
	FOR	AGAINST	ABSTAIN
2. To approve an amendment to the Company's Executives & Directors Compensation Policy.	☐	☐	☐
	YES	NO
Are you a "Controlling Shareholder” or do you have a "Personal Interest" in Item 2?	☐	☐
PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 2.
	FOR	AGAINST	ABSTAIN
3.   To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders.
	☐	☐	☐

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” in connection with Proposals 1 or 2 as a condition for his, her or its vote to be counted for the special disinterested majority required for the approval thereof. If any shareholder casting a vote in connection thereto does not notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” with respect to Proposals 1 or 2, he, she or it will be considered as a “Controlling Shareholder” or as having a “Personal Interest” and his, her or its vote with respect to such Proposal will not be counted for the special disinterested majority required for the approval thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above.    ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder_____________________  Date___________

Signature of Shareholder_____________________  Date___________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

3